
May 10, 2018

Maurice Zauderer
President and Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, New York 14620

> **Re: Vaccinex, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 13, 2018**
> **CIK No. 0001205922**

Dear Dr. Zauderer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 13, 2018

Our Product Pipeline, page 2

1. Please revise the Product Pipeline table to more specifically identify the target indications of VX5 and VX25. Without a more specific identification of target indications, it appears that including these product candidates in the table is premature.

Prospectus Summary
Our Strategy, page 4

2.   Given the time required to bring a product candidate from the preclinical stage of development through clinical trials and FDA approval, please explain your goal to "rapidly" develop targeted biotherapeutics.

Implications of Being an Emerging Growth Company, page 45

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 46

4.   We note that you may make the decision to repay the June 2016 Note and accrued interest with the proceeds from this offering. Please revise your disclosure to provide the approximate amount that may be repaid. In addition, if any material part of the proceeds will be used to discharge the indebtedness, please disclose the interest rate and maturity of such indebtedness in this section. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses
Research and Development, page 60

5.   Please expand your disclosure to provide a description of the nature of your research and development expenses. Revise your presentation to disaggregate research and development expenses by nature or type of expense and by product candidate or revise the disclosure to indicate why disaggregated information is not disclosed.

Critical Accounting Policies and Estimates
Stock-Based Compensation , page 66

6.   Please disclose your equity issuances and related common stock valuations during the period presented. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Children's Oncology Group, page 77

7.   Please quantify your funding obligations under your agreements with the Children's Oncology Group and Emory University.

Completed Phase I Clinical Trials, page 87

8.   Safety and efficacy are determinations that are solely within the authority of the FDA and are assessed throughout all clinical trial phases. Please delete the statements that the clinical trial results provided early evidence of immune-mediated activity and that VX15's safety and tolerability profile was supported in a Phase 1 clinical trial. You may present the objective results of trials by reference to clearly described end points and disclose if the candidate was well tolerated. Similarly, delete the statement on page 93 that the clinical trial "provided safety data that will help support development in Huntington's disease and other degenerative diseases."

Ongoing and Planned Phase 1b/2 Clinical Trials, page 88

9.   For each of the clinical trials, please expand the description to provide specific details regarding the studies, including the number of patients; duration of treatment; dosage information (both amount and frequency); and the specific endpoints established by the trial protocol.

Phase 2 Clinical Trial , page 93

10.   Please revise the discussion on page 95 to quantify the statistical significance and clarify its meaning without drawing conclusions related to efficacy.

SEMA4D Antibody Platform and VX15, page 101

11.   Please describe the material terms of your license agreements with Institut National de la Sante et de la Recherché Medicale and the Tokyo Medical and Dental University of Japan. Please file these agreements as exhibits or tell us why you believe they are not required to be filed.

Financing Arrangements with Canadian Investors
Vaccinex Products, page 116

12.   We note that in connection with the initial investments in VX1 and VX2, you licensed to Vaccinex Products, LLC certain intellectual property rights in certain therapeutic monoclonal antibodies under development. If this license includes intellectual property rights underlying any of the disclosed product candidates that you are currently developing, please identify those product candidates. In addition, please file the license agreement and services agreement entered into in connection with this financing

arrangement as exhibits to the registration statement, or tell us why you do not believe this is required. Refer to Item 601(b)(10) of Regulation S-K.

VX3, page 117

13.   We note that pursuant to the VX3 License Agreement, VX3 has agreed to share any VX15 profits and sublicensing revenue in an amount based on a calculation set forth in the agreement. Please expand your disclosure to discuss the how the profits and sublicensing revenue will be shared.

Certain Relationships and Related Person Transactions
Vaccinex LLC Convertible Promissory Notes, page 136

14.   We note your disclosure that pursuant to the terms of the June 2016 Note, upon the closing of the offering, the outstanding principal, together with accrued interest, of the June 2016 Note will convert into shares of your common stock at 85% of the initial public offering price per share of your common stock sold in this offering. We also note your disclosure that you may make the decision to repay the June 2016 Note with the proceeds of your offering. Please discuss the factors that you will consider in deciding to repay the June 2016 Note.

Surface Oncology, page 137

15.   Please revise the description of your agreement with Surface Oncology to quantify the additional amounts it will pay you in connection with research to be performed under the agreement and describe the options to obtain exclusive licenses under the agreement, including payments related to these options.   Refer to Item 404(a)(3) of Regulation S-K.

Principal Stockholders, page 139

16.   In footnotes 12 and 13 to the principal stockholders table, please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by FCMI Parent Co. and Antibody Investments, LLC, respectively. See Instruction 2 to Item 403 of Regulation S-K.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition , page F-10

17.   It appears that you have not included disclosure about your collaboration agreements in the notes to your financial statements. At a minimum it appears that your agreements with Surface Oncology, Inc., and Merck should be discussed. Please revise your financial statements as appropriate to disclose your accounting policy applicable to the elements of your collaboration agreements.

5. License and Service Agreement, page F-16

18.   Please revise your disclosure to clarify the nature of your variable interests in VX3 and explain how you determined that you are the primary beneficiary of this variable interest entity. Please address the effect on your accounting analysis of the February 2018 amendment to the VX3 Partnership Agreement in your response.

General

19.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

      You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or me at 202-551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: William I. Intner - Hogan Lovells US LLP